Exhibit 99.2

February 26, 2014

Dominion Black Warrior Trust 1994-1

c/o U.S. Trust, Bank of America Private Wealth Management

P. O. Box 830650

Dallas, Texas 75283

Attn:	Mr. Ron E. Hooper
Sr. Vice President, Trustee

Re: Estimated Reserves and Non Escalated Future

Net Revenue Remaining as of December 31, 2013

Dominion Black Warrior Trust 1994-1

Gentlemen:

At your request the firm of Ralph E. Davis Associates, Inc. (“Davis”) of Houston, Texas has prepared an estimate of the natural gas reserves on specific leaseholds in which Dominion Black Warrior Trust 1994-1 (the “Trust”) has certain interests. The interests evaluated are a royalty interest ownership position applicable to specific gas properties in the Black Warrior Basin, Tuscaloosa County, Alabama. This report presents our estimate of the proved reserves anticipated to be produced from those leaseholds and remaining as of December 31, 2013.

Davis has reviewed 100% of the Trust’s proved developed properties located in the Black Warrior Basin area of Alabama. It is our opinion that these properties represent all of the Trust’s natural gas assets that may be classified as proved as per the Securities Exchange Commission directives as detailed later in this report.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2013, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2013 Dominion Black Warrior Trust 1994-1	February 26, 2013 Page 2

The results of our study may be summarized as follows:

Non Escalated Pricing Scenario

Estimated Reserves and Future Net Income

Net to Dominion Black Warrior Trust 1994-1

As of December 31, 2013

Total Proved
Net Remaining Sales Gas Reserves:
Gas: Mcf	8,062,439
Future Revenue:
Sales Revenue	$27,875,078
Tax Credit Revenue	$0
Total Revenue	$27,875,078
Total Production and Ad Valorem Taxes	($1,882,125)
Other Deductions	$0
Future Net Income	$25,992,953
Future Net Income Discounted @ 10%	$16,843,199

The Section 29 Tax Credit that was in effect in previous years is no longer applicable as of January 1, 2003.

Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

DISCUSSION

The scope of this study was to review basic information compiled by Walter Black Warrior Basin LLC (“Walter”) the operator of the properties, and prepare estimates of the proved reserves attributable to the interests of the Trust. Reserve estimates were prepared by Davis using acceptable evaluation principals for each source and were based in large part on the basic information supplied by the parties.

The quantities presented herein are estimated reserves of natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current terms and conditions attributable to the Trust’s ownership and with reasonable certainty. There are no Proved undeveloped locations scheduled to be drilled on the subject properties.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers, the SPE Standards.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2013 Dominion Black Warrior Trust 1994-1	February 26, 2013 Page 3

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Walter or were obtained from commercial sources. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Ownership interest, operating costs and information related to contractual obligations regarding the sale of produced gas were furnished by Walter. No physical inspection of the properties was made nor any well tests conducted.

Operating cost data provided by the operator were utilized to estimate the direct cost of operation for each producing property. The current operating cost were reviewed with previous year’s data and found to be consistent and reasonable. These costs were utilized to determine whether each individual well was currently an economic completion, and if so, when the well would reach its economic life.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history, or analogy with wells in the area producing from the same or similar formations. Individual well production histories were analyzed and an appropriate daily producing rate was utilized for each individual well in the preparation of a forecast of future producing rates.

Recent lifting costs not borne by the Trust but applicable to the operator’s cost of operation have exceeded the sales prices of gas at various times during the past few years. The operator has reported to the Trust and to Davis that they are reviewing all producing properties on a well by well basis to determine the economic viability of continuing to produce each individual well. Several criteria are to be considered, including anticipated future changes in the sales price of natural gas.

Based upon the operator’s review eleven wells were abandoned during calendar 2013 from among those wells identified as being non-economic. On-going studies have indicated that as many as ten to twenty additional wells will be subject to abandonment during 2014 should prices for the sale of natural gas remain at a level insufficient to cover cost of operations. An analysis by Davis of the current operating conditions indicates that over ninety percent of the existing producing wells are being operated at a negative cash flow to the working interest owner, Walter, at this time.

Davis has continued to evaluate the Trust’s assets as a royalty interest position within the context of a royalty owner not being allocated any cost of operations. Consequently, any determination by the operator to temporarily cease production from an individual well or to abandon production entirely could have an immediate and negative impact on the Trust’s valuation. However, within this report the data utilized, assumptions made and methods and procedures used are consistent with previous evaluation methods and are considered appropriate and necessary for the estimates made and purposes for which this report was prepared.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2013 Dominion Black Warrior Trust 1994-1	February 26, 2013 Page 4

The reserves included in this report are estimates only and should not be construed as being exact quantities. The accuracy of the estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. The quantities presented herein are estimated reserves of natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Reserve estimates presented in this report are calculated using acceptable methods and procedures and are believed to be appropriate and reasonable; however, future reservoir performance may justify revision of these estimates.

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Walter due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

PRICING PROVISIONS

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were based upon certain data furnished by the operator. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, etc., were accepted as presented.

Natural Gas - The unit price used throughout this report for natural gas is an initial price of $3.66 per MMBTU, based upon the appropriate price in effect the first trading of each month during calendar 2013, and averaged for the year. This price is representative of the price in effect for sales based upon the Sonat T1 price on that trading day. A basis differential was applied to all sales volumes, and this differential as well as the price for gas was held constant throughout the producing life of the property. Prices for gas reserves scheduled for initial production at some future date were estimated using this same price.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less appropriate taxes (production, severance, ad valorem or other). Operating costs and any estimated future capital requirements were not considered in the estimation of net income due to the Trust’s royalty ownership position. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2013 Dominion Black Warrior Trust 1994-1	February 26, 2013 Page 5

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using monthly discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

GENERAL

Walter Black Warrior Basin LLC as operator has provided access to all of its records, geological and engineering data, reports and other information as required for this investigation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to either gas contract disputes including take or pay demands or gas sales imbalances.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

The estimates of reserves and the forecasted rates of production may be subject to regulation by various agencies, changes in market demand or other factors; consequently, the volumes of reserves recovered and the actual rates of recovery may vary from the estimates included herein.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to arrange a visit so that he can evaluate the assumptions made and the completeness and extent of the data available on which the estimates are made.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Dominion Black Warrior Trust 1994-1 or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.

This report has been prepared for public disclosure by Dominion Black Warrior Trust 1994-1 in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours, RALPH E. DAVIS ASSOCIATES, INC.

Allen C. Barron, P.E. President

Texas Registered Engineering Firm F-1529

SECURITIES AND EXCHANGE COMMISSION

DEFINITIONS OF RESERVES

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application

§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate

The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate

The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

DOMINION BLACK WARRIOR TRUST 1994-1

UNESCALATED ANALYSIS

TOTAL ROYALTY INTERESTS

TOTAL PROVED RESERVES

R E S E R V E S     A N D     E C O N O M I C S

EFFECTIVE DATE: 12/31/2013

		GROSS PRODUCTION			NET PRODUCTION		PRICES		OPERATIONS, M$
END MO-YEAR	NO. OF WELLS	OIL MBBL	WELL HEAD GAS, MMCF	SALES GAS, MMCF	OIL MBBL	SALES GAS, MMCF	OIL $/B	GAS $/M	OIL REVENUE	GAS REVENUE	TAX CREDITS	TOTAL REVENUE
12-2014	353.1	0.000	3146.676	2489.897	0.000	1335.250	0.00	3.457	0.000	4616.494	0.000	4616.494
12-2015	314.5	0.000	2649.918	2096.824	0.000	1128.066	0.00	3.457	0.000	3900.173	0.000	3900.173
12-2016	279.5	0.000	2229.268	1763.971	0.000	952.214	0.00	3.457	0.000	3292.186	0.000	3292.186
12-2017	243.2	0.000	1854.872	1467.720	0.000	794.372	0.00	3.457	0.000	2746.465	0.000	2746.465
12-2018	200.1	0.000	1498.267	1185.546	0.000	643.055	0.00	3.457	0.000	2223.296	0.000	2223.296
12-2019	159.6	0.000	1194.850	945.459	0.000	513.542	0.00	3.457	0.000	1775.521	0.000	1775.521
12-2020	131.5	0.000	975.372	771.790	0.000	419.579	0.00	3.457	0.000	1450.653	0.000	1450.653
12-2021	110.9	0.000	808.236	639.540	0.000	348.292	0.00	3.457	0.000	1204.186	0.000	1204.186
12-2022	81.6	0.000	623.314	493.215	0.000	268.801	0.00	3.457	0.000	929.352	0.000	929.352
12-2023	62.8	0.000	497.760	393.867	0.000	215.304	0.00	3.457	0.000	744.393	0.000	744.393
12-2024	52.2	0.000	417.975	330.735	0.000	181.308	0.00	3.457	0.000	626.856	0.000	626.856
12-2025	44.2	0.000	355.168	281.037	0.000	154.564	0.00	3.457	0.000	534.390	0.000	534.390
12-2026	37.0	0.000	301.574	238.629	0.000	131.415	0.00	3.457	0.000	454.354	0.000	454.354
12-2027	30.9	0.000	255.469	202.147	0.000	111.899	0.00	3.457	0.000	386.879	0.000	386.879
12-2028	27.1	0.000	223.294	176.688	0.000	98.017	0.00	3.457	0.000	338.885	0.000	338.885
S TOT	1.0	0.000	17032.012	13477.065	0.000	7295.680	0.00	3.457	0.000	25224.084	0.000	25224.084
AFTER	1.0	0.000	1732.697	1371.046	0.000	766.759	0.00	3.457	0.000	2650.993	0.000	2650.993
TOTAL	1.0	0.000	18764.711	14848.110	0.000	8062.439	0.00	3.457	0.000	27875.078	0.000	27875.078

	OPERATIONS, M$				CAPITAL COSTS, M$					10.0% DISCOUNTED BTAX, M$
END MO-YEAR	PRODUCTION TAXES	AD VALOREM EXPENSES	NET OPER EXPENSES	OPERATION CASH FLOW	TANGIBLE INV.	INTANG. INV.	TOTAL BORROW INV	TOTAL EQUITY INV	CASH FLOW BTAX, M$
12-2014	276.990	34.716	0.000	4304.789	0.000	0.000	0.000	0.000	4304.789	4111.218
12-2015	234.010	29.329	0.000	3636.835	0.000	0.000	0.000	0.000	3636.835	3157.818
12-2016	197.531	24.757	0.000	3069.898	0.000	0.000	0.000	0.000	3069.898	2423.348
12-2017	164.788	20.653	0.000	2561.023	0.000	0.000	0.000	0.000	2561.023	1838.051
12-2018	133.398	16.719	0.000	2073.180	0.000	0.000	0.000	0.000	2073.180	1353.066
12-2019	106.531	13.352	0.000	1655.638	0.000	0.000	0.000	0.000	1655.638	982.323
12-2020	87.039	10.909	0.000	1352.704	0.000	0.000	0.000	0.000	1352.704	729.347
12-2021	72.251	9.055	0.000	1122.880	0.000	0.000	0.000	0.000	1122.880	550.409
12-2022	55.761	6.989	0.000	866.602	0.000	0.000	0.000	0.000	866.602	386.357
12-2023	44.664	5.598	0.000	694.132	0.000	0.000	0.000	0.000	694.132	281.276
12-2024	37.611	4.714	0.000	584.531	0.000	0.000	0.000	0.000	584.531	215.236
12-2025	32.063	4.019	0.000	498.308	0.000	0.000	0.000	0.000	498.308	166.853
12-2026	27.261	3.417	0.000	423.676	0.000	0.000	0.000	0.000	423.676	128.879
12-2027	23.213	2.909	0.000	360.757	0.000	0.000	0.000	0.000	360.757	99.833
12-2028	20.333	2.548	0.000	316.003	0.000	0.000	0.000	0.000	316.003	79.441
S TOT	1513.445	189.685	0.000	23520.955	0.000	0.000	0.000	0.000	23520.955	16503.453
AFTER	159.060	19.935	0.000	2471.999	0.000	0.000	0.000	0.000	2471.999	339.747
TOTAL	1672.505	209.621	0.000	25992.953	0.000	0.000	0.000	0.000	25992.953	16843.199

	OIL	GAS			P.W.%	P.W., M$
GROSS WELLS	0.0	510.0	LIFE, YRS.	45.00	5.00	20251.596
GROSS ULT., MB & MMF	0.000	289368.875	DISCOUNT%	10.00	10.00	16843.203
GROSS CUM., MB & MMF	0.000	270604.156	UNDISCOUNTED PAYOUT, YRS.	0.00	15.00	14549.313
GROSS RES., MB & MMF	0.000	18764.713	DISCOUNTED PAYOUT, YRS.	0.00	18.00	13492.817
NET RES., MB & MMF	0.000	8062.439	UNDISCOUNTED NET/INVEST.	0.00	20.00	12883.726
NET REVENUE, M$	0.000	27875.080	DISCOUNTED NET/INVEST.	0.00	25.00	11612.407
INITIAL PRICE, $	0.000	3.457	RATE-OF-RETURN, PCT.	100.00	40.00	9113.307
INITIAL N.I., PCT.	0.000	53.320	INITIAL W.I., PCT.	0.000	60.00	7260.999
					80.00	6151.336
					100.00	5408.721

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

CERTIFICATE OF QUALIFICATION

I, Allen C. Barron, of 1717 St. James Place, Suite 460, Houston, Texas 77056 hereby certify:

1.	I am an employee of Ralph E. Davis Associates, Inc., that has prepared an estimate of the natural gas reserves on specific leaseholds in which Dominion Black Warrior Trust 1994-1 has certain interests. The effective date of this evaluation is December 31, 2013.

2.	I am Licensed Professional Engineer by the State of Texas, P.E. License number 48284.

3.	I attended the University of Houston in Houston, Texas and graduated with a Bachelor of Science Degree in Chemical Engineering with a Petroleum Engineering option in 1968. I have in excess of forty-five years of experience in the Petroleum Industry of which over thirty-five years of experience are in the conduct of evaluation and engineering studies relating to both domestic U.S. oil and gas fields and international energy assets.

4.	I have prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning. I personally supervised and participated in the evaluation of the Dominion Black Warrior Trust 1994-1 properties that are the subject of this report.

5.	I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Dominion Black Warrior Trust 1994-1or any affiliated organization.

6.	A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information, records and the files of the operator of the properties.

SIGNED: February 24, 2014

Allen C. Barron, P.E. President Ralph E. Davis Associates, Inc.